UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: June 21, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Information about sale of Jalin’s shares owned by the Company to Danareksa amounting to 654,804 shares,  representing 67% of shares in the issued and paid-up capitals of Jalin.

DISCLOSURE OF INFORMATION TO SHAREHOLDERS

In Compliance with the Regulation of the Capital Market and Financial Institutions Supervisory Agency (Bapepam-LK) Number IX.E.1 on Transactions with Affiliated Parties and Conflict of Interest in Certain Transactions,  Attachment to the Decree of the Chairman of the Capital Market and Financial Institutions Supervisory Agency

No. Kep-412/BL/2009 dated 25 November 2009

THE INFORMATION AS CONTAINED IN THIS DISCLOSURE OF INFORMATION IS OF UTMOST IMPORTANCE AND THEREFORE, MUST BE READ AND CONSIDERED BY THE SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk.  (“Company”)

If you encounter any difficulties in understanding any information as contained in this Disclosure of Information, you are advised to consult with any broker, investment manager, legal advisor, public accountant or other professional advisors.

PERUSAHAAN PERSEROAN (Persero) PT Telekomunikasi Indonesia Tbk

Business Activities:

Operation of Telecommunication Networks and Services, Informatics Services, and Optimization of Utilization of Resources Proprietary to the Company

th floor
Head Office: Graha Merah Putih Jl. Japati No,1, Bandung 40133, Indonesia Telephone: 022-4526417	Operational Office: Telkom Landmark Tower, 39th floor Jl. Jenderal Gatot Subroto Kav. 52 South Jakarta, DKI Jakarta 12710, Indonesia Telephone: 021-5215109

Website:  www.telkom.co.id

Email:  investor@telkom.co.id

THE COMPANY ACCEPTS FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE, AND AFTER HAVING MADE ALL REASONABLE INQUIRIES, HEREBY DECLARES THAT TO THE KNOWLEDGE AND ASSURANCE OF THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS, THERE ARE NO OTHER UNDISCLOSED IMPORTANT AND MATERIAL FACTS RELATED TO THIS TRANSACTION THAT CAN MAKE THIS DISCLOSURE BECOME INACCURATE OR MISLEADING.

DEFINITION
Deed of Share Sale and Purchase	:	Deed of Transfer No. 2 dated 19 June 2019, drawn up before Notaris Fifidiana, SH., SS., M.Kn., Notary in Central Jakarta.
Capital Market and Financial Institutions Supervisory Agency (Bapepam-LK)	:

The Capital Market and Financial Institutions Supervisory Agency as referred to in the Regulation of the Minister of Finance of the Republic of Indonesia No. 184/PMK.01/2010, dated 11 October 2010 on the Organization and Work Order of the Ministry of Finance or any of its successors and assigns of rights and obligations, all of which have currently been merged into the Financial Services Authority (Otoritas Jasa Keuangan/OJK).

State-Owned Enterprise (Badan Usaha Milik Negara/BUMN)	:	The State-Owned Enterprise as referred to in Law No. 19 of 2003 on State-Owned Enterprise.
Danareksa	:

PT Danareksa (Persero), a state-owned enterprise in the form of a limited liability company established under and pursuant to the laws of the Republic of Indonesia, having its domicile atJalan Medan Merdeka Selatan No 14, Jakarta 10110 - Indonesia.

Board of Directors (Direksi)	:	The members of the Company’s Board of Directors who are currently holding office when this Disclosure of Information is announced.
Jalin	:	PT Jalin Pembayaran Nusantara, a company established under and pursuant to the laws of Indonesia, having its domicile in South Jakarta, and is one of the Company’s subsidiaries.
Disclosure of Information (KeterbukaanInformasi)	:	The information as contained in this Disclosure of Information which shall be exercised for the purpose of complying with the provisions of Rule No. IX.E.1.
KJPP RSR	:

Public Appraisal Services Office (Kantor Jasa  Penilai Publik/KJPP) Ruky, Safrudin & Partner which has obtained its business license from the Ministry of FinanceNo.2.11.0095 dated 14 October 2011 and registered as an office providing capital-market supporting professional services with the Capital Market and Financial Institutions Supervisory Agency by virtue of Certificate of Registration of Capital-Market Supporting Profession by the Financial Services Authority No. STTD.PB-12/PM.2/2018 (business appraisal), as an independent appraiser appointed by the Company to provide an opinion on the fairness of the Transaction.

Board of Commissioners (Komisaris)	:	The members of the Company’s Board of Commissioners who are currently holding office when this Disclosure of Information is announced.

OJK	:	Financial Services Authority (Otoritas Jasa Keuangan).
Company’s Shareholders (PemegangSahamPerseroan)	:

The shareholders of the Company whose Names are listed in the Company’s Register of Shareholders issued by the Securities Administration Bureau, namely:

1.

Republic of Indonesia (52.091%)

2.

Other/public Shareholders (47.909%)
Rule No. IX.E.1 (Peraturan No. IX.E.1)	:

Rule of the Capital Market and Financial Institutions Supervisory Agency Number IX.E.1, Attachment to the Decree of the Chairman of Capital Market and Financial Institutions Supervisory Agency No. Kep- 412/BL/2009 dated 25 November 2009 on Transactions with Affiliated Parties and Conflict of Interest on Certain Transactions.

Rule No. IX.E.2 (Peraturan No. IX.E.2)	:

Rule of the Capital Market and Financial Institutions Supervisory Agency Number IX.E.2, Attachment to the Decree of the Chairman of the Capital Market and Financial Institutions Supervisory Agency No. Kep-614/BL/2011 dated 28 November 2011 on Material Transactions and the Change of Core Business.

Company (Perseroan)	:

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, a state-owned enterprise in the form of a public limited liability company established under and pursuant to the laws of the Republic of Indonesia, having its domicile at Jl. Japati No.1, Bandung 40133.

Regulation of the Financial Services Authority No.32 (POJK No. 32)	:	Regulation of the Financial Services Authority No. 32/POJK.04/2014 dated 8 December 2014 on the Planning and Holding [of] General Meetings of Shareholders of Public Limited Companies.
Regulation of the Financial Services Authority No.33 (POJK No. 33)	:	Regulation of the Financial Services Authority No. 33/POJK.04/2014 dated 8 December 2014 on the Board of Directors and the Board of Commissioners of Issuers or Public Companies.
Company Law (Undang-Undang Perseroan Terbatas/UUPT)	:	Law No. 40 of 2007 on Limited Liability Companies.

I.INTRODUCTION

Any information as contained in this Disclosure of Information is made for the purpose of fulfilling the Company’s obligations to publish any disclosure of information on the Affiliated-Party Transaction entered by the Company in relation to the sale of Jalin’s shares owned by the Company to Danareksa amounting to 654,804 shares [representing 67% of shares in the issued and paid-up capitals of Jalin (“Transaction”). The basis of performance of such Transaction is the execution of the Deed of Share Sale and Purchase.

In respect of the matter above,in accordance with the provisions of the applicable legislation,  particularly the provisions of Rule No. IX.E.1,  with the performance of such Transaction evidenced by the execution of such Deed of Share Sale and Purchase, the Company’s Board of Directors hereby announces the Disclosure of Information with a view to provide explanations, considerations and reasons underlying the performance of such Transaction to the Company’s Shareholders as part of the fulfilment of the provisions of RuleNo.IX.E.1.

The Company’s Board of Directors and Board of Commissioners, whether individually or collectively, confirm that this Transaction does not involve any conflict of interest as referred to in Rule IX.E.1 and shall not constitute a Material Transaction as referred to in Rule IX.E.2.

II.DESCRIPTION OF TRANSACTION

A.	REVIEW OF TRANSACTION

1.	Reason and Background

In accordance with the government’s plan on enhancing the efficiency and effectiveness of performance among State-Owned Enterprises and in order to realize the synergy among such State-Owned Enterprises, mainly with respect to the banking holding-company establishment project, the Company carried out a change of shareholding structure in Jalin which was, initially, owned entirely by the Company and then majority transferred to Danareksa.

Considering Danareksais planned to be the holding company of State-Owned Enterprises in the banking sector in Indonesia, Danareksa’s ownership in Jalin is expected to align Jalin’s business strategies and implementation with the company’s general direction and plan for State-Owned Enterprises in the banking industry and to create various added-value in the form of synergy in the operational, banking and other cooperation aspects.

On 16 June 2019, the Company and Danareksa executed the Deed of Transfer No. 2 dated 19 June 2019, drawn up before Notaris Fifidiana, SH., SS., M.Kn., Notary in Central Jakarta which governed, in details, the performance of Jalin’s share sale and purchase with respect to the Transaction.

2.	Transaction Object and Value

The Transaction Object is the Company’s shares in Jalin amounting to 654,804 shares representing approximately 67% of Jalin’s ownership which have been sold to Danareksa pursuant to the Deed of Share Sale and Purchase with a value of Rp394,569,700,000.00.

3.	Purpose and Benefit of the Performance of Transaction for the Company

The purpose or benefit which may be obtained from the performance of such Transaction is value added creation both for Jalin and other State-Owned Enterprises in the banking sector through cooperation among entities, improvement of operational efficiency and effectiveness of the Company’s business strategy application and implementation, and reinforcement of state-owned companies in the banking sector as a whole as an effort to enhance synergy among State-Owned Enterprises. With the effective performance of such Transaction, it is expected that Jalin’s business performance and scale will also improve and consequently, the Company, as Jalin’s shareholder, shall also obtain benefits indirectly from such value improvement of Jalin.

4.	Description of the Company, Jalin and Danareksa

a.	Company

i.	Brief History

The Company was established under the name of Perusahaan Perseroan (Persero) PT. Telekomunikasi Indonesia, which is a State-Owned Enterprise in the form of a limited liability company pursuant to Deed No.128 dated 24 September 1991, drawn up before Imas Fatimah, S.H., Notary in Jakarta, domiciled in Jakarta.The Company’s name has been changed several times, most recently changed into Limited Liability Company (LLC) PT Telekomunikasi Indonesia Tbk pursuant to Deed No. 27 dated 14 May 1997, drawn up before Amrul Partomuan Pohan, S.H., LL.M., Notary in Jakarta.

The Company’s Articles of Association has been amended in its entirety for the purpose of public offering of the Company’s shares pursuant to Deed No. 74 dated 25 July 1995, drawn up before ImasFatimah, S.H., Notary in Jakarta and adjustment to the Company Law pursuant to Deed No. 27 dated 15 July 2008, drawn up before Doktor Amrul Partomuan Pohan, S.H., LL.M., Notary in Jakarta.

The Company’s Articles of Association has also been amended for the purpose of conformity with the Regulation of the Financial Services AuthorityNo.32and Regulation of the Financial Services AuthorityNo.33,  as set out in DeedNo. 20 dated 12 May 2015, drawn up beforeAshoyaRatam, S.H., M.Kn., Notary in the Administrative City of South Jakarta.

The most recent amendment to the Company’s Articles of Association shall be as contained in the Deed of Statement of Resolution of the Annual General Meeting of Shareholders No. 35 dated 15 May 2018, drawn up before Ashoya Ratam, S.H., M.Kn., Notary in the Administrative City of South Jakarta.

The most recent amendment to the compositions of the Company’s Board of Directors and Board of Commissioners shall be based on Resolution of Annual General Meeting of Shareholders which stated in the Resume of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No. 276/V/2019 dated 24 May 2019, drawn up before Ashoya Ratam, S.H., M.Kn., Notary in the Administrative City of South Jakarta.

The Company is domiciled in the City of Bandung and has its head office at Jl. Japati No.1, Bandung 40133, Indonesia.

ii.	Purpose and Objective and Business Activities

Pursuant to Article 3 of the Company’s Articles of Association, the purposes and objectives of the Company are engaging businesses in the sectors of organizing telecommunication and informatics networks and services, as well as optimization of exploitation over the resources owned by the Company to produce high quality and strongly competitive goods and/or services to obtain/pursue profits in order to increase the value of the Company by applying the principles of Limited Liability Company.

In order to achieve the purposes and objectives mentioned above, the Company may carry out the following main business activities:

a.

Planning, constructing, providing, developing, operating, marketing/selling/leasing and maintaining telecommunication and informatics networks in the broadest definition with due observance of the statutory regulations;

b.	Planning, developing, providing, marketing/selling and improving telecommunication and informatics networks in the broadest definition with due observance of the statutory regulations;

c.	Making investment including capital participation in other companies who are in line with and in order to achieve the purposes and objectives of the Company.

In addition to the main business activities as referred above, the Company may carry out promoting/supporting business activities in the framework of optimization of exploitation over its own resources to:

a.	Provide payment and money transfer transaction services through telecommunication and informatics networks;

b.

Carry out other activities and businesses in the framework of optimization of resources owned by the Company, among others, the utilization of fixed assets and current assets, information system facilities, education and training facilities, maintenance and repair facilities;

c.

Cooperate with other parties in the framework of optimization of informatics, communication or technology resources owned by other parties as informatics, communication and technology industry players, which are in line with and in order to achieve the purposes and objectives of the Company.

i.	Capital Structure and Shareholding of the Company

On the day this Disclosure of Information is submitted, the capital structure, composition of shareholders and shareholding of the Company based on the Company’s Register of Shareholders as of 31 May 2019 issued by PT Datindo Entrycom, as the Company’s Share Registrar, shall be as follows:

No	Description	Number of Shares	Value of Shares (Rupiah)%
A. Authorized Capital
1	Serie A Dwiwarna @Rp50	1	50
2	Serie B @Rp50	389,999,999,999	19,499,999,999,950
Total Amount		390,000,000,000	19,500,000,000,000	100
B. Issued and Paid-Up Capital
1	Serie A Dwiwarna @Rp50	1	50
2	Serie B @Rp50	99,062,216,599	4,953,110,829,950
Total Amount		99,062,216,600	4,953,110,830,000	25.40
C. Unissued Shares
1	Serie A Dwiwarna @Rp50	-	-
2	Serie B @Rp50	290,937,783,400	14,546,889,170,000
Total Amount		290,937,783,400	14,546,889,170,000	74.60
D. Shareholders
1	Republic of Indonesia	51,602,353,560	2,580,117,678,000	52.091
2	Public	47,451,775,727	2,372,588,786,350	47.90
	Total Amount	99,062,216,600	4,953,110,830,000	100

i.	Management and Supervision

On the day this Disclosure of Information is submitted, the compositions of members of the Board of Commissioners and Board of Directors who are holding office at the Company are as follows:

Board of Commissioners
President Commissioners	:	Rhenald Kasali
Independent Commissioners	:	Marsudi Wahyu Kisworo
Independent Commissioners	:	Margiyono Darsasumarja
Independent Commissioners	:	Cahyana Ahmad Jayadi
Commissioners	:	Edwin Hidayat Abdullah
Commissioners	:	Isa Rachmatarwata
Commissioners	:	Ismail
Commissioners	:	Marcelino Pandin

Board of Directors
President Director	:	Ririek Adriansyah
Director	:	Harry M. Zen
Director	:	Siti Choiriana
Director	:	Bogi Witjaksono
Director	:	Zulhelfi Abidin
Director	:	Edwin Aristiawan
Director	:	Edi Witjara
Director	:	Faizal Rochmad Djoemadi
Director	:	Achmad Sugiarto

b.	Jalin

i.	Brief History

Jalin was established under the name of PT Jalin Pembayaran Nusantara, which is a limited liability company domiciled in South Jakarta,  pursuant to Deed of Establishment of Limited Liability Company No. 20 dated 3 November 2016, drawn up before Ashoya Ratam, SH, MKn, Notary in South Jakarta.

The most recent amendment to Jalin’s articles of association shall be as set out in the Deed of Statement of Circular Resolution in lieu of General Meeting of Shareholders of Jalin No. 5 dated 10 May 2017, drawn up before Utiek Rochmuljati Abdurachman, SH, MLI, MKn, Notary in Jakarta (“Deed 5/2017”).

Jalin has a head office at Dea Tower 1 7th Floor Suite 702, Jl. Mega Kuningan Barat IX Kav 4.3 No 1 Mega Kuningan Area, Jakarta 12950.

ii.	Purpose and Objective

Pursuant to Article 3 of Jalin’s Articles of Association, the purpose and objective of Jalin is to conduct businesses in:

1.	the field of ICT (Information, Communication & Telecomunication) business operation focusing on the business of Non-Cash payment system supporting the National Payment Gateway;

2.	the sector of services; and

3.	the sector of trading.

To achieve such purpose and objective above, Jalin may conduct business activities of:

1.

managing business activities as a Principal where the company shall be responsible for the management of systems and/or networks among its members, whether as an issuer and/or acquirer,  in transactions of Payment Instrument by the Utilization of Cards (Alat Pembayaran dengan Menggunakan Kartu/ “APMK”) which cooperation with its members shall be based on a written agreement;

2.

managing business activities as an acquirer where the Company shall cooperate with merchants to enable such merchants to process transactions of APMK issued by another party besides the Company and shall be responsible for the settlement of payments to such merchants;

3.

providing switching or routing services of electronic transactions utilizing APMK through terminals such as Automated Teller Machines (ATM) or Electronic Data Captured (EDC) for the purpose of obtaining authorization from the issuer;

4.	acting as a clearing service provider which accounts for financial rights and obligations of each issuer and/or acquirer in APMK transactions;

5.

acting as a final settlement service provider who shall carry out and be responsible for the final settlement of the financial rights and obligations of each issuer and/or acquirer in APMK transactions based on the results of calculation by such clearing service provider;

6.

conducting any businesses in the field of services, excluding the taxation and legal fields, among others, but not limited to, data management services, database [management] services, computer hardware and software consulting services including the provision of services and recommendations in:

a.	providing banking network application services locally, regionally and internationally, including intra-bank and interbank services;
b.	providing/manufacturing software to connect various types of computers;

c.

providing physical tools and managing banking network application services, among others: applications of shared Automated Teller Machine (ATM), Electronic Fund Transfer (EFT), and Point of Sales (POS);

d.	providing consulting services on communication data technology;

e.	technical and operational management and system integrity in the sector of information technology;

f.	computer matters including to plan for the establishment and development of businesses;

g.	integrating and configuring information technology tools and systems;

h.	formulating business strategies by utilizing information technology;

i.	managing the operation of business strategies;

j.	developing hardware, software, network systems and consultation, implementation, training, maintenance, outsourcing and other services;

k.	other services related to Information Technology and Computer;

l.	database [management], data storage and database provision services from various types of data accessible by any person requiring such data or by a group of data users;

7.	trading of any types of products and equipment which may be traded, including, among others, trading of hardware and software, including:

a.	conducting businesses as a supplier, distributor, representative, agency whether domestic or international, for any types of tradable goods, among others computer hardware and software;

b.	acting as an agent for any types of tradable goods, among others computer hardware and software.

i.	Capital Structure and Shareholding of Jalin

The most recent capital structure and composition of shareholders of Jalin pursuant to Deed 5/2017 shall be as follows:

No.	Description	Number of Shares	Value of Shares (Rupiah)%
1	Authorized Capital @Rp500,000	3,000,000	1,500,000,000,000
2	Issued and Paid-Up Capital @Rp500,000	977,320	488,660,000,000	33
3	Unissued Shares	2,022,680	1,011,340,000,000	77
Shareholders
1	Company @Rp500,000	977,319	488,659,500,000	99.99
2	PT Sigma Cipta Caraka @Rp500,000	1	500,000	0.01
Total Amount		977,320	488,660,000,000	100

The most recent capital structure and composition of shareholders of Jalin pursuant to Deed of Sales and Purchase shall be as follows:

No.	Description	Number of Shares	Value of Shares (Rupiah)%
1	Authorized Capital @Rp500,000	3.000.000	1.500.000.000.000
2	Issued and Paid-Up Capital @Rp500,000	977.320	488.660.000.000	-
3	Unissued Shares	2.022.680	1.011.340.000.000	-
Shareholders
1	Company @Rp500.000	322.516	161.258.000.000	33
2	PT Danareksa (Persero) @Rp500.000	654.804	327.402.000.000	67
Total Amount		977.320	488.660.000.000	100

ii.	Management and Supervision of Jalin

On the day this Disclosure of Information is submitted, the compositions of members of the Board of Commissioners and Board of Directors who are holding office at Jalin pursuant to the Deed of Statement of Circular Resolution in Lieu of General Meeting of Shareholders of PT Jalin Pembayaran Nusantara No. 12 dated 26 June 2018, drawn up before Utiek Rohmuljati Abdurachman, SH, MLI, MKn, are as follows:

Board of Commissioners
President Commissioner	:	Setyanto Hantoro
Commissioner	:	Indrawan Ditapradana

Board of Directors
President Director	:	Otto Benny Hantoro
Director	:	Aries Barkah
Director	:	Heru Adryana

a.	Danareksa

i.	Brief History

Danareksa was established under the name of Perusahaan Perseroan (Persero) PT Danareksa or abbreviated as PT Danareksa (Persero), which is a limited liability company domiciled and having its head office in the City of Central Jakarta, pursuant to Deed No.74 dated 28 December 1976, which has been amended with Deed of Amendment No.59 dated 17 February 1977, both of which have been drawn up before Juliaan Nimrod Siregar with the title of Mangaradja Namora, S.H., Notary in Jakarta, which has obtained a ratification of the Minister of Law and Human Rights (formerly the Minister of Justice) pursuant to Decree No.Y.A 5/353/21 dated 12 July 1977, and which has been published in the Official Gazette of the Republic of Indonesia No.82 dated 14 October 1977, Supplement No.619/1977.

Such deed of establishment is an implementation of the Government Regulation number 25 of 1976 on State Equity Participation of the Republic of Indonesia for the Establishment of Perusahaan Perseroan (Persero) “Danareksa”.

The most recent amendment to the articles of association of Danareksa shall be as set out in the Deed of Statement of Circular Resolution in Lieu of General Meeting of Shareholders and Amendment to Articles of Association No.13 dated 9 October 2009, drawn up before Nelfi Mutiara Simanjuntak, S.H., as a substitute of Imas Fatimah, S.H., Notary in Jakarta, which notification has been received and recorded in the database of the Legal Entity Administration System, Ministry of Law and Human Rights pursuant to Letter No.AHU-AH.01.10-19291 dated 2 November 2009, and has been published in the Official Gazette of the Republic of Indonesia No.71 dated 3 September 2010, Supplement No.1161/2010.

Danareksa has its head office at Danareksa Building, Jalan Medan Merdeka Selatan No 14, Jakarta 10110 - Indonesia.

ii.	Purpose and Objective

Pursuant to Article 3 of the Articles of Association of Danareksa, the purpose and objective of Danareksais to carry out businesses by accelerating the participation process by the society in the share ownership of companies and to increase the participation of the public in fund mobilization and to manage such fund to provide high-quality and highly-competitive services to obtain/pursue profits with a view to improve Danareksa’s value by applying the principles of a Limited Liability Company.

To achieve such purpose and objective above, Danareksa may carry out the following business activities:

a.	Purchasing and selling the securities of other companies which have been listed in the Stock Exchange, whether domestic or international, by complying with the applicable laws and regulations;
b.	Issuing, selling and/or purchasing investment participation units which funds shall be collected from the public investors and invest those in securities;
c.	Conducting activities of custody and typical activities performed by a trust fund;
d.	Conducting businesses in the fields of capital market, money market, futures market and businesses as finance institutions and businesses related to such activities;
e.	Performing research and consulting services in the fields of macroeconomy and capital market, and financial advisory services;
f.	Carrying out businesses in the form of participation in other business entities to the extent that it supports the Company’s purpose and objective.

iii.	Capital Structure and Shareholding of Danareksa

The most recent capital structure and composition of shareholders of Danareksa pursuant to Deed of Statement of Resolution in Lieu of General Meeting of Shareholders and Amendment to Articles of Association No.93 dated 13 August 2008, drawn up before Imas Fatimah, S.H., Notary in Jakarta, which has obtained an approval of the Minister of Law and Human Rights pursuant to Decree No.AHU-69641.AH.01.02.Tahun 2008 dated 25 September 2008, and has been announced in the Official Gazette of the Republic of Indonesia No.28 dated 7 April 2009, Supplement No.9817/2009 shall be as follows:

Description	Nominal Value of Rp1,000,000 per share
	Number of Shares	Value of Shares (Rupiah)%
Authorized Capital	2,800,000	2,800,000,000,000
Shareholders: Republic of Indonesia	701,480	701,480,000,000	100,00
Issued and Paid-Up Capital	701,480	701,480,000,000	100,00
Unissued Shares	2,098,520	2,098,520,000,000

iv.	Management and Supervision of Danareksa

On the day this Disclosure of Information is submitted, the compositions of members of the Board of Commissioners and Board of Directors who are holding office atDanareksaare as follows:

Board of Commissioners
President Commissioner	:	Eko Sulistyo
Independent Commissioner	:	Dyah Kartika Rini

Board of Directors
President Director	:	Arief Budiman
Director	:	Bondan Pristiwandana

B.	NATURE OF AFFILIATED RELATIONSHIP BETWEEN THE PARTIES ENTERING INTO TRANSACTIONS WITH THE COMPANY

The Transaction as described in this Disclosure of Information shall have the nature of an affiliated relationshipbecause (i) the Company, (ii) Jalin, a company controlled by the Company, and (iii) Danareksa, are controlled, either directly or indirectly by the same party, namely the Republic of Indonesia.

III. INDEPENDENT PARTIES APPOINTED IN THE TRANSACTION

The independent party appointed by the Company in the performance of such Transaction is Public Appraisal Services Office (Kantor Jasa Penilai Publik) Ruky, Safrudin & Partner (“KJPP RSR”) as an independent appraiser to provide an opinion on the execution of the Transaction.

IV. OPINION OF INDEPENDENT APPRAISER

A summarized report on the opinion of fairness by KJPP RSR on the Transaction as contained in its reportNo. 00045/2.0095-00/BS/06/0273/1/V/2019dated8 May 2019is presented below with the following details:

1.	Parties involved in the Affiliated Transaction

The parties involved in the Affiliated Transaction is The Company, Danareksa, and Jalin.

2.	Object of Fairness Opinion

The object of Fairness Opinion is the Affiliated Transaction, which is the Purchase of the Company’s Shares in Jalin by Danareksa.

3.	Objective of Fairness Opinion

The objective of this Fairness Opinion is to give a fairness opinion regarding The Company’s plan to execute the transfer of 654.804 (six hundred fifty four thousand eight hundred four) of Jalin’s share transaction which is 67% (sixty seven percent) of Jalin’s Issued Capital to Danareksa, The Company’s affiliated company, as define in this report in order to meet the compliance of OJK Capital Market Regulations, not for tax related and any other form of transactions.

4.	Principal Assumption and Limiting Condition

Principal Assumptions

This Fairness Opinion is a non-disclaimer opinion, we have reviewed the documents used in the analysis process, data and information obtained coming from either the Company’s management and any other trustworthy source.

This Fairness Opinion Report is prepared using Financial Projection prepared by the Company's management that we have reviewed to gain confidence in the fairness of Financial Projection. In our opinion the Financial Projection that has been reviewed is reasonable, but we are not responsible for its achievements.

We are responsible for the opinion of Fairness Opinion.

Depth of Investigation

On doing this task there is no limit or limitation in conducting studies, calculations and analysis. RSR has been interviewed the management of the Company regarding this Transaction Plan.

Limiting Conditions

This Fairness Opinion is prepared based on the information and data integration principal. On preparing this Fairness Opinion, we are based on the data source and information as given by the Company’s management, which based on the nature of reasonableness is true, complete, reliable and not misleading.

We are not conducting the audit or complete in detail test for the explanation or the data that are given by the Company’s management, both oral and written. Thus we cannot guarantee or be responsible for the truth and completeness of the information or explanation.

As a basis for us to do the analysis in preparing this Fairness Opinion on Transaction Plan, we use the data as mentioned in the Data and Information Source section as material for review, calculation and analysis.

All changes to the data as mentioned above, can affect our analysis result materially. Hence, we cannot be responsible for the possibility of differences in conclusions caused by that data changes.

This Fairness Opinion is prepared just by considering the perspective of the Company’s Shareholders and doesn’t consider any other stakeholder’s perspective also any other aspects.

This Fairness Opinion prepared by considering market and economic condition, general condition of the business and financial, also government regulation as of the date this opinion is out. This fairness analysis is only conducted to the Transaction Plan as mentioned above.

We assume that since the date of this Fairness Opinion issued until the date of the execution of the Transaction Plan, there is no extraordinary event either on macro or industry level, that will materially affect the Company’s business and business plan, and the Company’s budget.

We hereby declare that our assignment is not including analyze the transactions outside the objective of Fairness Opinion that could be available to the Company also effect of that transaction to the Transaction Plan, and also not an the most possible and optimal use analysis for the Transaction Plan.

This Fairness Opinion is also not intended as recommendation to accept or reject the Transaction Plan or to take certain actions over Transaction Plan.

We want to emphasize that the results of our analysis and review are only limited to the financial aspects of the transaction, we do not conduct research on the validity of the Transaction Plan in terms of the legal and tax aspects of the Transaction Plan, because this is outside the scope of our assignment.

Based on the Rules No. VIII.C.3, this Fairness Opinion of the Transaction Plan only valid until 6 (six) month since the assessment date.

5.	Fairness Assessment Methodology for the Transaction Plan

In assessing the fairness of the Transaction Plan, we use the analysis methodology as follows:

a.

Transaction Plan Analysis is in the form of Identification of Parties involved in the transaction plan, period analysis and agreement’s requirements over Transaction Plan, benefit analysis, and Transaction Plan risk.

b.

Qualitative analysis is in the form of an analysis of the reasons and background of the Transaction Plan, the Company's brief history and business activities, industry analysis, operational analysis and business prospects of the Company, and loss of the Transaction Plan;

c.	Quantitative Analysis in the form of historical performance analysis, analysis of financial projections, proforma analysis of financial statements and feasibility analysis;
d.	The Fairness Analysis is an analysis of the fairness of the Proposed Transaction Price.

6.	Conclusion

This following table is the fairness table of the Transaction Plan Price to the result of independent appraisal:

Transaction Object	Transaction Plan Price	Fair price of 67% Jalin’s Share	% of Transaction Price to Fair Price	Fairness: Transaction Price Within +/- 7.5% of Fair Price
654.804 Shares	Rp394,569,700,000	Rp412,760,200,000	-4.41%	Fair

By considering the reasonableness analysis of the Transaction Plan, which includes qualitative analysis and quantitative analysis, from an economic and financial perspective, in the opinion of RSR, the Transaction Plan is Fair.

V.MANAGEMENT STATEMENT

The Board of Commissioners and Board of Directors of the Company assert that all material information has been disclosed in this Information Disclosure and the information is not misleading.

VI. ADDITIONAL INFORMATION

Shareholders of the Company which require further information regarding the Transaction as contained in this Disclosure of Information may contact:

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

investor@telkom.co.id

Jakarta, June 21, 2019

Board of Director